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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

CATALYTIC SOLUTIONS
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
U148391019
(CUSIP Number)
03/23/2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	U148391019	Page	1	of	1

1	NAMES OF REPORTING PERSONS
Pictet Asset Management SA (“PAM SA”)
The reporting persons disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by three non-U.S. investment funds, both are managed by PAM SA.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Pictet Asset Management SA - Switzerland

	5	SOLE VOTING POWER

NUMBER OF		Pictet Asset Management SA: 6,962,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Pictet Asset Management SA: None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Pictet Asset Management SA: 6,962,000

WITH:	8	SHARED DISPOSITIVE POWER

Pictet Asset Management SA: None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Pictet Asset Management SA: 6,962,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Pictet Asset Management SA: 9.988%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

Item 1.
(a)	Name of Issuer: CATALYTIC SOLUTIONS

(b)	Address of Issuer’s Principal Executive Offices:

1640 FISKE PLACE OXNARD, CA 93033 UNITED STATES

Item 2
(a)	Names of Person Filing:

Pictet Asset Management SA(“PAM SA”)

(b)	Address of Principal Business Office or, if none, Residence:

Pictet Asset Management SA:
60 ROUTE DES ACACIAS GENEVA 73 SWITZERLAND CH-12 11
(c)	Citizenship:

Pictet Asset Management SA: United Kingdom

(d)	Title of Class Securities: COMMON STOCK

(e)	CUSIP Number: U148391019

Item 3.	If this statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) or (c), check whether the person is A
Not applicable.

Item 4.	Ownership
     The reporting persons disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by three non-U.S. investment funds, both are managed by PAM SA.
(a)	Amount Beneficially Owned:

Pictet Asset Management SA: 6,962,000

(b)	Percent of Class:

Pictet Asset Management SA: 9.988%

(c)	Number of shares as to which such person has:

Pictet Asset Management SA:
(i)	sole power to vote or to direct the vote: 6,962,000

(ii)	shared power to vote or to direct the vote: None

(iii)	sole power to dispose or to direct the disposition of: 6,962,000

(iv)	shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
See answer to Item 2 (a)

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of the Group
Not applicable.

Item 10.	Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 04th April 2008
/s/ David Cawthrow
David Cawthrow
Chief Compliance Officer

AGREEMENT OF REPORTING PERSONS
     The undersigned herby agree that the foregoing Schedule 13G is filed on behalf of the undersigned.

Pictet Asset Management SA
By:	/s/ David Cawthrow
David Cawthrow, Chief Compliance Officer